UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of February 2010

Commission File Number:  000-29106

KNIGHTSBRIDGE TANKERS LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Knightsbridge Tankers Limited (the "Company"), dated February 8, 2010, announcing the Company's financial results for the fourth quarter and year ended December 31, 2009.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNIGHTSBRIDGE TANKERS LIMITED
(registrant)

Dated:  February 11, 2010                          By:       /s/ Ola Lorentzon
Name: Ola Lorentzon
Title:Chairman and Chief Executive Officer

Exhibit 1

Knightsbridge Tankers Limited

HIGHLIGHTS

•	Knightsbridge reports net income of $9.0 million and earnings per share of $0.53 for the fourth quarter of 2009.
•	Knightsbridge reports net income of $21.7 million and earnings per share of $1.27 for the year ended December 31, 2009.
•	Knightsbridge announces a cash dividend of $0.30 per share for the fourth quarter of 2009.
•	Knightsbridge enters into a 30 month bareboat contract for the VLCC MT Camden with commencement in March 2010.
•	The second and final Capesize newbuilding from Daehan, the MV Belgravia, was delivered on October 29 and commenced a five year time charter.

PRELIMINARY FOURTH QUARTER AND FINANCIAL YEAR 2009 RESULTS

Knightsbridge Tankers Limited (the "Company" or "Knightsbridge") reports net income of $9.0 million and earnings per share of $0.53 for the fourth quarter of 2009. The average daily time charter equivalents ("TCEs") earned by the Company's four VLCCs and two Capesize vessels were $36,900 and $44,300, respectively, compared with $32,900 and $39,200 in the preceding quarter. Revenues increased due to the delivery of the MV Belgravia, which commenced a five year time charter during the quarter, a full quarter's earnings from the MV Battersea, which commenced a five year time charter during the preceding quarter and an improvement in earnings from the MT Camden, which operated in the spot market.

The net increase in cash and cash equivalents in the quarter was $6.4 million. The Company generated cash from operating activities of $12.0 million and received $30.0 million from new long term loans, used $19.0 million to repay loan facilities and invested $16.6 million in its newbuilding project. In February 2010, the Company has an average cash breakeven rate for its VLCCs of $19,300 per vessel per day, which is unchanged from February 2009. The average cash breakeven rate for its Capesize vessels is $16,900 per vessel per day.

For the year ended December 31, 2009, the Company reports net income of $21.7 million and earnings per share of $1.27, compared with $48.1 million and $2.81 respectively, in 2008. The average daily TCE earned by the Company's four VLCCs and two Capesize vessels in 2009 was $36,000 and $43,400, respectively. The average daily TCEs earned by the Company's four VLCCs in 2008 was $52,600. The Capesize vessels did not operate during 2008. Net interest expense for the year increased to $1.8 million from $0.9 million in 2008 principally due to the higher net debt levels.

The net decrease in cash and cash equivalents in 2009 was $70.0 million. The Company generated cash from operating activities of $34.6 million and received $58.7 million net from new long term loans, used $42.5 million to repay loan facilities, invested $116.5 million in its newbuildings and distributed $4.3 million in dividend payments.

On February 8, 2010, the Board declared a dividend of $0.30 per share. The record date for the dividend is February 19, 2010, ex dividend date is February 17, 2010 and the dividend will be paid on or around March 4, 2010.

THE TANKER MARKET

In the fourth quarter of 2009 the market rate for a VLCC trading on a standard 'TD3' voyage between the Arabian Gulf and Japan was W48.5; equivalent to $35,500/day and an increase of W12.5 points, or $18,800/day, from the third quarter. Year on year the average rate decreased by approximately W92 points, or 70 percent, from W133.5 or $105,000/day in 2008 to W42 or $31,200/day in 2009. Present indications are approximately at $30,000/day.

Bunkers at Fujairah averaged approximately $455/metric ton ("mt") in the fourth quarter of 2009 compared to $426/mt in the third quarter; an increase of $30/mt. Bunker prices varied from a low of $420/mt at the beginning of October and a high of $485/mt at the end of December. Year on year the bunker price decreased with $137/mt or 27 percent on average from $508/mt in 2008 to $370/mt in 2009.

The International Energy Agency's ("IEA") January 2010 report stated an average OPEC oil production, including Iraq, of 28.98 million barrels per day (mb/d) during the fourth quarter of the year. This was an increase of 180,000 barrels per day compared to the third quarter of 2009. Year on year OPEC production, including Iraq, decreased with 8 percent from 31.2 mb/d in 2008 to 28.7 mb/d in 2009. At the OPEC meeting that took place in December it was agreed to leave the production level unchanged.

IEA further estimates that world oil demand averaged 85.7 mb/d in the fourth quarter of 2009, an increase of 460,000 barrels per day compared to the third quarter of the year. IEA estimates that the average demand for 2009 was 85.0 mb/d , an approximate 1.5 percent decline from 2008. Additionally, the IEA estimates that world demand will average 86,33 mb/d in 2010 which is an increase of 1.7 percent or 1.4 mb/d from 2009.

The VLCC fleet totalled 529 vessels at the end of the fourth quarter, up from 524 at the end of the previous quarter, with 10 deliveries during the quarter. Throughout 2009 54 VLCC's were delivered against 69 estimated at the beginning of the year. Throughout 2010 the current estimate is 67 deliveries. The orderbook counted 178 vessels at the end of the fourth quarter, down from 188 vessels after the third quarter of 2009. The current orderbook represents about 33 percent of the VLCC fleet. During the quarter five vessels were removed from the trading fleet and two were sold for demolition and conversion purposes. According to Fearnleys the single hull fleet now stands at 84 vessels.

THE DRY BULK MARKET

According to industry sources the average earnings for a modern Capesize was approximately $55,540/day for the fourth quarter. The earnings varied from a high of approximately $88,000/day in the middle of the quarter and ending at approximately $37,000/day. Present indications are approximately at $32,000/day

CORPORATE AND OUTLOOK

The Company's VLCC fleet is fixed on time and bareboat charters expiring between 2011 and 2012, except for the VLCC MT Mayfair which will be redelivered from the charterer during March 2010 and we are currently evaluating employment possibilities for this vessel. The Company has recently entered into a 30 month bareboat contract for the MT Camden with commencement in March 2010 at a rate, which is deemed by the Company to be equivalent to at least $32,000 per day on a time charter basis.

The second and final Capesize newbuilding from Daehan, the MV Belgravia, was delivered on October 29 and commenced a five year time charter. The Capesize vessel MV Battersea is also fixed on a time charter expiring in 2014.

As stated in the press release for the third quarter 2009 the Company is building its cash reserves. Knightsbridge is now in position to resume dividend distribution based on the Company's contract coverage and announces a dividend of $0.30 for the fourth quarter of 2009.

The Board is monitoring the developments in the financial markets and the outlook for the shipping industry and believes that opportunities for expanding the  fleet are increasing.

FORWARD LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in Knightsbridge's operating expenses, including bunker prices, drydocking and insurance costs, the market for Knightsbridge's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Knightsbridge with the Securities and Exchange Commission.

The Board of Directors
Knightsbridge Tankers Limited
Hamilton, Bermuda
February 8, 2010

Questions should be directed to:

Contact:      Ola Lorentzon: Chairman, Knightsbridge Tankers Limited
+ 46 703 998886

Inger M. Klemp: Chief Financial Officer, Knightsbridge Tankers Limited
+47 23 11 40 76

KNIGHTSBRIDGE TANKERS LIMITED
FOURTH QUARTER REPORT (UNAUDITED)

2008 Oct-Dec	2009 Oct-Dec	INCOME STATEMENT (in thousands of $)	2009 Jan-Dec	2008 Jan-Dec (audited)

16,109	23,418	Operating revenues	67,339	82,914
		Operating expense
239	3,011	Voyage expenses	8,588	4,012
3,843	5,531	Ship operating expenses	18,829	14,535
392	588	Administrative expenses	1,823	1,538
3,427	4,296	Depreciation	14,343	13,711
7,901	13,426	Total operating expenses	43,583	33,796
8,208	9,992	Net operating income	23,756	49,118
		Other income (expenses)
415	4	Interest income	123	2,336
(808)	(874)	Interest expense	(1,895)	(3,216)
(51)	(136)	Other financial items	(304)	(184)
(444)	(1,006)	Total other expenses	(2,076)	(1,064)
7,764	8,986	Net income	21,680	48,054

$0.45	$0.53	Earnings per share ($)	$1.27	$2.81

		Income on timecharter basis ($ per day per vessel)*
$43,900	$36,900	VLCC	$36,000	$52,600
-	$44,300	Capesize	$43,400	-

* Basis = Calender days less off-hire. Figures after deduction of broker commission.

BALANCE SHEET (in thousands of $)	2009 Dec 31	2008 Dec 31 (audited)

ASSETS
Short term
Cash and cash equivalents	7,964	77,998
Restricted cash	10,000	10,000
Other current assets	11,363	4,888
Long term
Vessels, net	344,399	187,360
Newbuildings	-	51,305
Deferred charges	1,220	134
Total assets	374,946	331,685
LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short-term debt and current portion of long-term debt	13,960	42,560
Other current liabilities	14,756	6,340
Long term
Long-term debt	106,520	60,480
Stockholders' equity	239,710	222,305
Total liabilities and stockholders' equity	374,946	331,685

2008 Oct-Dec	2009 Oct-Dec	STATEMENT OF CASHFLOWS (in thousands of $)	2009 Jan-Dec	2008 Jan-Dec (audited)
		OPERATING ACTIVITIES
7,764	8,986	Net income	21,680	48,054
		Adjustments to reconcile net income to net cash provided by operating activities;
3,470	4,387	Depreciation and amortization	14,532	13,860
3,474	(1,393)	Change in operating assets and liabilities	(1,650)	7,773
14,708	11,980	Net cash provided by operating activities	34,562	69,687

		INVESTING ACTIVITIES
(580)	(16,583)	Additions to newbuildings	(116,475)	(17,847)
(580)	(16,583)	Net cash used in investing activities	(116,475)	(17,847)

		FINANCING ACTIVITIES
(2,240)	(19,040)	Repayment of long-term debt	(42,560)	(8,960)
-	30,000	Proceeds from long-term debt	60,000	-
-	-	Debt fees paid	(1,286)	-
(8,550)	-	Dividends paid	(4,275)	(47,025)
(10,790)	10,960	Net cash provided by (used in) financing activities	11,879	(55,985)

3,338	6,357	Net (decrease) increase in cash and cash equivalents	(70,034)	(4,145)
74,660	1,607	Cash and cash equivalents at start of period	77,998	82,143
77,998	7,964	Cash and cash equivalents at end of period	7,964	77,998